April 18, 2013

George J. Zornada, Esq.
K&L Gates LLP
One Lincoln Street
Boston, MA 02111

> Re: Salient Alternative Strategies I Fund
>   File Nos. 333-187357 and 811-22389

Dear Mr. Zornada:

On March 19, 2013, you filed a registration statement on Form N-2 for Salient Alternative Strategies I Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

PROSPECTUS

Cover page

1. The language at the top of the page (required by Rule 481(b)(2)(ii) under the Securities Act of 1933 ("Securities Act")) states, in part, that "This prospectus is not an offer to sell these securities . . .". Please add "(or Statement of Additional Information)" after "prospectus" in this phrase.

2. In note 3 to the table, please disclose the expenses of issuance and distribution required by Item 27 of Form N-2. See Item 1.g., Instruction 6 of Form N-2.

3. Disclosure on this page states that the Distributor acts as distributor on a best efforts basis. Please add the disclosure required by Item 1.g, Instruction 5 of Form N-2 for securities offered on a best efforts basis.

Summary – Eligible Investors (p. 7)

4. Please revise the definition of Eligible Investors to limit the definition to persons who are "accredited investors" as defined in Rule 501 of Regulation D under the Securities Act.

Please make the same revision to the definition of Eligible Investors on pp. 64-65 under "Eligible Investors". Please make all conforming changes to reflect this change in the definition throughout the registration statement as necessary.

Summary of Fund Expenses (p. 20)

5. In the first paragraph, disclosure states that "unregistered funds of funds" are not required to disclose Acquired Fund Fees and Expense information to investors because they are not registered under the 1940 Act. In note 4 to the fee table, the disclosure indicates that the Acquired Fund Fees and Expenses include the Fund's share of fees of the Investment Funds in which the Master Fund invests. Please explain how "unregistered funds of funds" differ from Investment Funds. Please include the fees of the unregistered funds of funds in the Acquired Fund Fees and Expenses line item in the fee table. See Item 3, Instruction 10 of Form N-2.

6. Please confirm to us that interest expenses associated with engaging in short sales have been included in the fee table.

Financial Highlights (p. 22)

7. The "Distributions" line item should indicate the source of the distribution (*e.g.*, from net investment income, capital gains or return of capital). See Item 4 of Form N-2.

8. The "Total operating expenses to average net assets" and "Total operating expenses to average net assets net of reimbursements of recoupments" line items disclose expense ratios solely for the Fund and do not include the expenses of the Master Fund. Please explain why excluding the Master Fund's expenses is appropriate under U.S. generally accepted accounting principles. See Financial Accounting Standards Board's Accounting Standards Codification paragraph 946-205-50-28; see also AICPA Audit & Accounting Guide: Investment Companies paragraph 5.49 (2012).

9. Footnote 4 discloses that the net expense ratio of the Fund, including expenses of the Master Fund, is 1.60% for the year ending December 31, 2012. Please explain how the 1.60% amount is correct as the Master Fund's expense ratio per its financial highlights is 1.72% and the Fund's expense ratio is 0.39% for the year ending December 31, 2012. Also, please explain why the Master Fund's expense ratio is disclosed as 1.21% in footnote 4 when the Master Fund's financial highlights states that the actual expense ratio is 1.72%.

10. Please add disclosure required by Item 4.3 of Form N-2 regarding senior securities (including bank loans) of the Fund. Also, see Instruction 1 of General Instructions for Parts A and B of Form N-2 for placement of the disclosure.

Investment Strategies (p. 23)

11. Please distinguish between principal and non-principal investment strategies. See Items 8.2.b(1) and 8.4 of Form N-2. Please also distinguish between principal and non-principal risks in the disclosure of risks beginning on page 30. See Item 8.3.a. of Form N-2.

Styles and Strategies Utilized by Investment Funds (p. 24 and p. 26)

12. Please briefly describe strategies that are included in "Other Relative Value" strategies, "Other Credit" strategies and "Other Event-Driven" strategies.

13. Please change the heading "U.S. Corporate Credit" to also reflect foreign corporate credit since the accompanying paragraph discusses both.

Direct Investments (p. 27)

14. Please respond to the following comments concerning the Subsidiary. Please insert the disclosures in appropriate locations in the registration statement.

    a. Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 ("Investment Company Act") governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

    b. Disclose that each investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and the Fund is a material contract that should be included as an exhibit to the registration statement.

    c. Disclose that the Subsidiary complies with the provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17) and identify the custodian of the Subsidiary.

    d. Since the disclosure states that the Fund has not received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, state the Fund's basis for determining that such undistributed income is qualifying income.

    e. Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary.

    f.   Confirm to us that (1) the Subsidiary's expenses will be included in the Fund's prospectus fee table, (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States, (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by Commission staff, and (4) the Subsidiary's board of directors will sign the Fund's registration statement.

Borrowing and Use of Leverage by the Fund and the Master Fund (pp. 29-30)

15. Please disclose the annual rate of interest on borrowings by the Fund. See Item 8.3.b.(1) of Form N-2.

16. Please disclose the annual return that the Fund's portfolio must experience in order to cover annual interest or dividend payments on senior securities. See Item 8.3.b.(2) of Form N-2.

Special Risks of the Fund of Funds Structure (p. 35)

17. Under "Affiliate Funds" (p. 37), please define the term "Related Party" as it is not defined until much later (on p. 52) in the prospectus.

18. The risk factors "Inability to Vote" and "Waiver of Voting" (p. 37) seem duplicative. Please consolidate the two risk factors into a single risk factor.

19. Under "Limitations on Ability to Invest in Investment Funds" (p. 38), please revise the disclosure to indicate that the Master Fund and the Fund may invest any portion of its assets in cash or cash equivalents only when taking temporary defensive positions (*i.e.*, during adverse market, economic, political or other conditions). Please explain to us why it is appropriate to invest significantly in cash or cash equivalents for other purposes including "operational reasons."

Investment Related Risks - Fixed Income Securities (p. 40)

20. Please disclose the maturity parameters of the Fund's investments in fixed income securities. Also, please add a separate risk factor that describes interest rate risk.

Investment Related Risks – Risks Associated with Derivative Instruments Generally (p. 44)

21. Inasmuch as the Investment Funds and the Master Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Investment Related Risks – Swap Agreements (p. 46)

22. Please clarify whether the Master Fund or Investment Fund intends to *write* swap agreements and, if so, the specific types of swap agreements to be written. The Fund discloses that the

Master Fund may engage in transactions involving total return swaps. When the Master Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Master Fund operates.

Investment Management Fee (p. 50)

23. Please disclose how the Fund and the Master Fund will value derivatives for purposes of calculating total assets, which is the basis for calculating the Adviser's fee. Please confirm to us that the Fund and the Master Fund will not use the notional amount for purposes of this calculation.

Administration (p. 50)

24. Please disclose the name and principal business address of the Custodian. See Item 9.1.e. of Form N-2.

Fund Expenses (p. 51)

25. In the last paragraph, disclosure states that the Master Fund pays the management and incentive or performance based fees to the Investment Funds, which effectively reduce the investment returns of the Investment Funds. Please explain to us how the Master Fund pays the management and incentive or performance based fees. Also, please explain to us how payment of fees by the Master Fund to the Investment Funds reduces the investment returns of the Investment Funds. Please clarify the disclosure.

Conflicts of Interest (p. 53-54)

26. Please revise the disclosure in the last paragraph on page 53 to clarify that the allocation of investment opportunities is subject to oversight of the Board of Trustees.

27. In the third paragraph on page 54, please explain to us how an Investment Fund can enter into transactions and invest in certain instruments "on behalf of the Fund." Also, please explain to us why an Investment Fund would enter into these transactions on behalf of the Fund.

Tax Aspects (p. 59)

28. Please disclose whether shareholders will be subject to alternative minimum tax. See Item 10.4, Instruction 2 of Form N-2.

29. Under "Distributions to Shareholders," disclosure states that the Fund will inform shareholders of the source and status of distributions. Please revise this statement to disclose that the Fund will also inform shareholders of the *amount* of such distributions. See Item 10.4.(iii) of Form N-2.

Appendix A – Past Performance (p. 69)

30. The presentation of past performance is confusing. For example, the first column of the Fund's performance for January 2010 is actually the performance of the predecessor fund given that the disclosure states that the predecessor fund operated until January 31, 2010. Also, for example, the final columns of the performance tables show what appears to be cumulative performance for the years indicated. Please add appropriate headings to each of these columns to indicate what is being shown. In addition, please also disclose the average annual total return of the predecessor fund and the Fund for the time periods shown. Please reformat the "Past Performance" section to clearly distinguish between the performance of the predecessor fund and the Fund.

Other

31. Please add the disclosure regarding outstanding securities required by Item 10.5 of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Board of Trustees, Officers and Portfolio Management (p. 3)

32. On page 9, please specify the number of times the Compliance Committee met during the past fiscal year. See Item 18.5.b.(3) of Form N-2.

33. On pages 12-13, under "Compensation to Investment Committee Members" and "Portfolio Manager Compensation," please revise the disclosure to comply with Item 21.2 of Form N-2. Please note that the disclosure should specify the criteria upon which compensation is based, rather than stating the Portfolio Managers' beliefs regarding what drives their compensation, as is currently stated.

34. On page 12, under "Securities Ownership of Investment Committee Members," the disclosure shows that the investment committee members own a lower dollar amount of shares of the Master Fund than they own of the (feeder) Fund, even though earlier disclosure states that the Fund invests all of its assets in the Master Fund. Please revise the disclosure in this section.

Portfolio Transactions and Brokerage (p. 17)

35. Please disclose the amount of brokerage commissions paid by the Fund over the last three fiscal years. See Item 22.1 of Form N-2.

Outstanding Securities and Record Ownership (p. 19)

36. Please disclose the address of each person listed in the table as owning more than 5% of the Fund's shares. See Item 19.1 of Form N-2. Since the Buckner Foundation appears to control the Fund through its ownership of greater than 25% of the Fund's shares, please briefly explain the effect of this control on the voting rights of other shareholders. See Item 19.1 of Form N-2.

Independent Registered Public Accounting Firm (p. 28)

37. Please add a general description of the services provided by the independent public accountant. See Item 20.7 of Form N-2.

OTHER INFORMATION

Item 34: Undertakings

38. Please add the undertakings required by Items 34.4.d and 34.4.e of Form N-2.

FINANCIAL STATEMENTS

39. Report of Independent Registered Public Accounting Firm – Page 2: The auditor's report is dated March 1, 2013 which is 60 days from the Fund's year end. Please confirm that the December 31, 2012 annual report was mailed to shareholders within 60 days from the Fund's year end. See Rule 30e-1 under the Investment Company Act.

40. Statement of Changes – Page 6: "Distributions" line item should indicate the source of the distribution (*e.g.*, from net investment income, capital gains or return of capital). See Rule 6-09.3 of Regulation S-X.

GENERAL COMMENTS

41. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

42. We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

43. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

44. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

45. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

46. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

47. Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

Anu Dubey
Senior Counsel